

In Pursuit of Maximizing Shareholder Value

November 2016

www.SaveFarmerBros.com

Table of Contents

- Executive Summary

- Poor Track Record of Value Creation and Operating Performance

- Poor Capital Allocation Decisions

- The Board's Questionable Corporate Governance

- Our Highly Qualified Director Nominees





Executive Summary

About Save Farmer Bros.

- Save Farmer Bros. is a shareholder group led by Carol Farmer Waite and certain other members of the founding family, which is the largest shareholder of Farmer Bros. Co. ("Farmer Bros." or the "Company")

- Farmer Bros. is a business that we care deeply about, but it is a business that, we believe, has lost its way under its current leadership

- Make no mistake about it, the interests of the Farmer family members who comprise the Save Farmer Bros. group are fully aligned with the interests of all Farmer Bros. shareholders

- Our goals are to restore profitable growth, restore a positive corporate culture, link executive pay with performance, avoid the loss of key talent and improve accountability to shareholders through implementing best practices in corporate governance

- We believe these are improvements that, if implemented, would benefit all shareholders

- *Additionally, Save Farmer Bros. is open to the Company exploring <u>all</u> reasonable options available to maximize shareholder value*



The Farmer Bros. Story

- Farmer Bros. was established by Roy E. Farmer in 1912 to brew and distribute coffee to homes and businesses in the Los Angeles area

- In 1920, Frank Farmer, Roy's brother, became a partner in the Company

- During the 1920's, Roy and Frank grew the Company to expand to San Diego and the Bay Area

- Despite Frank's passing in 1934, the Company thrived during the Great Depression, as it expanded outside of California and began manufacturing its brewing equipment in-house

- In 1951, Roy passed away and his son, Roy F. Farmer, took over as CEO and soon took the Company public

- As a public company, Farmer Bros.' growth skyrocketed, as it expanded into new geographies and additional product areas

- In 2003, Roy F. handed the reins of the Company over to his son Roy E. Farmer

- Unfortunately, Roy F. passed away in 2004 and Roy E. passed away in 2005



Farmer Bros.' Sudden Decline

- In 2005, with the passing of Roy E., the Company was led for the first time by someone outside of the Farmer family

- During this period the Company struggled to be profitable

- These struggles were compounded by the 2008 financial crisis, which eventually led the Company to suspend dividend payments in 2011

- We believe this suspension of dividends was a factor in the Company's largest institutional shareholder selling nearly all of its shares in 2012, resulting in a steep drop in Farmer Bros.' stock price

- In 2012, Mike Keown was named CEO of the Company, six months after Farmer Bros.' stock price had stabilized and began its march higher

- Initially, Save Farmer Bros. was supportive of management; however, it became apparent in short order that, in our view, the Board of Directors of Farmer Bros. (the "Board") and management had little interest in engaging with shareholders to listen to their concerns

- In April 2015, management announced that the Company was moving its headquarters from Torrance, California to Northlake, Texas, a decision which has resulted in approximately 300 California-based employees losing their livelihood with seemingly no opportunity



Situation Overview

- In August 2015, Ms. Waite wrote a letter to the Board describing her concerns regarding the direction of the Company, as well as its current reputation
  - Ms. Waite was not provided with any answers or resolutions to her concerns by the Board
- Therefore, in October 2015, Ms. Waite wrote another letter in hopes of alerting the Board into action
  - Unfortunately, again, her concerns were not addressed
- Even though it was becoming clear to her that the Board did not respect the severity of her concerns, Ms. Waite attended the Company's 2015 Annual Meeting of Shareholders ("2015 Annual Meeting") in Fort Worth, Texas in hopes that her questions and concerns would be addressed
  - Unfortunately, even her most important concern, what the Company is doing to maximize shareholder value, was not meaningfully addressed
- Soon after the 2015 Annual Meeting in December 2015, Ms. Waite requested that the Company provide her with a transcript of the questions and answer session
  - After being forced by the Company to resort to using legal channels, she eventually received the transcript seven months after her initial request
- No longer willing to stand idly by as Farmer Bros. was being mismanaged, Ms. Waite joined several founding family members in forming Save Farmer Bros. and issued an open letter to the Board in August 2016, which publicly voiced the group's concerns
- On September 2, 2016, Save Farmer Bros. formally nominated three highly qualified director candidates for election to the Board at the 2016 Annual Meeting of Shareholders ("2016 Annual Meeting")



In Our View, The Board Has Failed to Create Sustainable Shareholder Value



EV/EBITDA

Management's Selected Peer Group Median:
- LTM EBITDA: 15.7x
- NTM EBITDA: 12.7x
- FY 2017E EBITDA: 12.1x

Farmer Bros:
- LTM EBITDA: 12.0x
- NTM EBITDA: 8.7x
- FY 2017E EBITDA: 8.2x

■ Management's Selected Peer Group Median ■ Farmer Bros

Farmer Bros. is materially undervalued relative to management's selected peers



Source: Capital IQ
Note: As of unaffected share price date of August 26, 2016
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)

The Board's Poor Operating Performance



LTM Operating Margin

Dunkin' Brands	46.4%
B&G Foods	21.7%
National Beverage	15.1%
Treehouse Foods	5.7%
Coffee Holding	5.2%
Farmer Bros	2.9%
SpartanNash	1.9%
Inventure Foods	0.1%

Farmer Bros. lags most of management's selected peers in operating margin



Source: Capital IQ
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)

Questionable Capital Allocation Decisions

- Recently, the Board has made several capital allocation decisions, which we believe were subsequently contradicted by the Company's hastily executed relocation of its corporate headquarters to another state, including:

  - ☒ Long haul fleet investments

  - ☒ Long haul fleet rebranding

  - ☒ Energy sustainability in Torrance

  - ☒ State of the art equipment in Torrance and Houston

- We also question what we believe were half-hearted efforts to increase revenues, including:

  - ☒ E-commerce

  - ☒ Opportunities/capabilities in spice

Making responsible capital allocation decisions should be one of the top priorities for the Board



The Company's Return on Invested Capital is Significantly Lower Than Its Cost of Capital



We believe the fact that the Company's return on capital is significantly lower than its cost of capital demonstrates the Board's poor capital allocation decisions

Source: Bloomberg

Questionable Corporate Governance

- We question what we deem to be the Board's egregious corporate governance practices, including:

  - ☒ Mr. Keown's claim that he hand-picked three out of seven directors,[1] which leads us to question the overall independence of the Board and its ability to hold senior management accountable

  - ☒ Material misrepresentations by Randy Clark, the current Chairman of the Board, and Christopher Mottern, the current Chairman of the Audit Committee, regarding their claims to being a Certified Public Accountant

  - ☒ The Board amending the Company's Employee Stock Ownership Plan (the "ESOP") to allow the trustee to vote several hundreds of thousands of shares at its discretion

  - ☒ The Board's poor executive compensation practices, which are reflected in the Company's extremely poor "say-on-pay" results

It is our firm belief that Mr. Keown and the Board have lost credibility and cannot be trusted to act in the best interests of shareholders



(1) Source: www.linkedin.com/in/mike-keown as of September 28, 2016 ("Dramatically strengthened Board of Directors recruiting 3 of 7 new Directors all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing")

We have called upon the Board to <u>immediately</u> form a special committee comprised of outside, non-employee directors to review strategic alternatives and to retain the services of an independent financial advisor to assist the special committee in this review

The Board has yet to announce the formation of such a committee

It is our belief that a refreshment of the Board is the only way to ensure that <u>all</u> reasonable options for maximizing shareholder value are genuinely explored



Our Highly Qualified Director Nominees

- We have nominated three highly qualified candidates to stand for election to the Board at the 2016 Annual Meeting who will be committed to instituting governance best practices, restoring board independence, making pragmatic capital allocation decisions, growing revenue, improving margins and ***exploring <u>all</u> reasonable options available to maximize shareholder value***







Tom Mortensen

John Samore, Jr.

Jennifer Gonzalez Yousef

Our nominees will act completely independent of Save Farmer Bros. during their tenure on the Board



13

We Encourage Shareholders Should Ask These Questions of the Board

Is the Company's lagging valuation the result of the Board's poor capital allocation decisions and egregious corporate governance practices?

Is the Company's increasing overhead costs making profitability unsustainable?

Why does Mr. Keown claim to have recruited Messrs. Clark, Marcy and Mottern?

Doesn't Mr. Keown's recruitment of these directors call into question the independence of the Board?

Why has the Board not disclosed to shareholders why it claimed that Messrs. Clark and Mottern were current CPAs?

Why has the Board not provided shareholders with compelling evidence that Mr. Mottern <u>ever</u> was a CPA?

Why did the Board change the ESOP in the middle of a proxy fight?

Were they worried that current and former employees were going to vote against them?

Why would the Company make it possible for the trustee to vote

against the will of a majority of voting ESOP employees?

What is the trustee's methodology for voting these shares?

Why has the Board not formed a special committee to explore all reasonable options for maximizing shareholder value?

Why has the Board blamed shareholders for the poor "say-on-pay" voting results rather than address the problems that led to those poor voting results?

If it wasn't for pressure from Save Farmer Bros., would the Board still have confidential bonus triggers?

Why were these triggers made confidential in the first place?

Why was a "special payment" created for executives in 2015 despite performance targets being unmet?





Poor Track Record of Value Creation and Operating Performance

We Do Not Believe Sustainable Shareholder Value Has Been Created



EV/EBITDA

- Management's Selected Peer Group Median
- Farmer Bros

LTM EBITDA: 15.7x / 12.0x
NTM EBITDA: 12.7x / 8.7x
FY 2017E EBITDA: 12.1x / 8.2x

Farmer Bros. is materially undervalued relative to management's selected peers

Source: Capital IQ
Note: As of unaffected share price date of August 26, 2016
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)



The Company's SG&A Spend is Not In Line With Management's Selected Peer Group

LTM SG&A Margin

Company	LTM SG&A Margin
Coffee Holding	9.0%
B&G Foods	10.3%
Treehouse Foods	11.0%
Inventure Foods	12.5%
SpartanNash	12.6%
National Beverage	20.8%
Dunkin' Brands	29.4%
Farmer Bros	35.8%

Note these numbers do not include the massive restructuring charges that the Company has had in relation to the relocation of its corporate headquarters to Texas



Source: Capital IQ
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)

Corporate Overhead Has Ballooned Under Current Management



$43,000
$41,000
$39,000
$37,000
$35,000
$33,000
$31,000
$29,000
$27,000
$25,000
G&A Expense ($ in thousands)
8.0%
7.0%
6.0%
5.0%
4.0%
G&A Margin
2012
2013
2014
2015
2016
G&A Expense
G&A Margin

G&A expense and G&A margin have grown substantially under Mr. Keown

Source: Farmer Bros. Form 10-K filed September 14, 2016; Farmer Bros. Form 10-K filed September 14, 2015; Farmer Bros. Form 10-K filed September 16, 2014

18

Farmer Bros.' Operating Margin Lags Most of Management's Selected Peers

LTM Operating Margin

Company	Margin
Dunkin' Brands	46.4%
B&G Foods	21.7%
National Beverage	15.1%
Treehouse Foods	5.7%
Coffee Holding	5.2%
Farmer Bros	2.9%
SpartanNash	1.9%
Inventure Foods	0.1%

Even though management's disclosed operating margin lags most of management's selected peers, we believe that operating margin is even worse than 3.0%

Source: Capital IQ
Note: Management's Selected Peer Group defined in Farmer Bros.' Form 10-K filed September 14, 2016 as B&G Foods, Inc.; Coffee Holding Co. Inc.; Dunkin' Brands Group, Inc.; National Beverage Corp.; SpartanNash Co.; Inventure Foods, Inc.; and Treehouse Foods, Inc. (Boulder Brands, Inc. excluded as it is no longer a publicly traded company)



19

Operating Margin Has Been Largely Flat

- By adjusting for only restructuring costs and asset sales, the Board and management present a narrative of growing operating income and operating margin

- The Company has been decreasing inventory and depreciation has been steadily falling, however, which makes management's operating income numbers look increasingly better even though it would not otherwise technically be improving

- After making further adjustments for the LIFO impact on inventories and differences in depreciation, one will see that operating income and operating margin have been largely flat

	2014	**2015**	**2016**
Operating income	$ 8,916	$ 3,284	$ 8,179
Restructuring	-	10,432	16,533
Gain (loss) from asset sales	(3,814)	394	(8,405)
Subtotal operating income	$ 5,102	$ 14,110	$ 16,307
LIFO inventory reduction impact	-	(4,900)	(4,200)
Difference in depreciation	-	(3,155)	(6,560)
Adj. operating income	**$ 5,102**	**$ 6,055**	**$ 5,547**
Adj. operating margin	***1.0%***	***1.1%***	***1.0%***

The capital that the Board has invested has not translated into operating leverage



Source: Farmer Bros. Form 10-K filed September 14, 2016; Save Farmer Bros. analysis
Note: "Subtotal operating income", "Adj. operating income" and "Adj. operating margin" are Non-GAAP financial metrics

20

Mr. Keown enjoys boasting about the Company's total shareholder return during his tenure as CEO[1]

We do not believe he is to credit for the Company's improved stock price performance during this time

Rather, we believe that most of the improvement has been due to the fact that Mr. Keown's tenure started from an artificially depressed baseline, as well as the significant boost to the stock price when an earnings restatement revealed that the earnings prior to his arrival were not as bad as previously reported[2]



(1) Source: www.linkedin.com/in/mike-keown as of November 9, 2016 ("Drove 4X stock improvement in 48 months")
(2) Source: Farmer Bros. Form 8-K filed September 11, 2013

Total Shareholder Return Under Mr. Keown is Not What It Seems

Total Shareholder Return(1)

Current Management

Former Farmer Bros. Chairman & CEO Roy F. Farmer passes away

Farmer Bros. Chairman & CEO Roy E. Farmer passes away

During the first half of CY 2010 Franklin Mutual starts selling shares, disposing of 53,240 shares(1)

During CY 2011 Franklin Mutual steps up the pace of its selling, disposing of 207,001 shares(1)

Farmer Bros. stock pivots after Franklin Mutual ceases selling during CQ4 2011(1)*, more than six months before current management takes over*(2)

Farmer Bros. announces it will restate earnings because of an error that caused the Company's net loss in FY 2011 and FY 2012 to be overstated by approximately $9 million each year(3)

Farmer Bros. stock takes another negative turn during the first nine months of CY 2012 as Franklin Mutual disposes of 1,782,010 shares, leaving it with only 51,282 shares(1)

-34.9%

-80.0%

13.8%

40%
20%
0%
-20%
-40%
-60%
-80%
-100%

Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12 Jan-13 Jan-14 Jan-15 Jan-16



(1) Source: Capital IQ; Note: Total shareholder return as of unaffected share price date of August 26, 2016
(2) Note: Farmer Bros.' price per share bottomed on September 14, 2011 at $4.60 per share
(3) Source: Farmer Bros. Form 8-K filed September 11, 2013

22



Poor Capital Allocation Decisions

Questionable Capital Allocation Decisions

- Recently, the Board has made several capital allocation decisions, which we believe were subsequently contradicted by the Company's hastily executed relocation of its corporate headquarters to another state, including:

  - ☒ Long haul fleet investments

  - ☒ Long haul fleet rebranding

  - ☒ Energy sustainability in Torrance

  - ☒ State of the art equipment in Torrance and Houston

- We also question what we believe were half-hearted efforts to increase revenues, including:

  - ☒ E-commerce

  - ☒ Opportunities/capabilities in spice

Making responsible capital allocation decisions should be one of the top priorities for the Board



Corporate Relocation

- In February 2015, the Company announced that it was moving its corporate headquarters from its longtime home in California to Texas[1]

- We believe there are several issues with the relocation

  - The decision appears to us to have been hastily made, and we question whether the Board thoroughly evaluated the decision

  - The initial estimated cost of the relocation has ballooned by tens of millions of dollars

  - Approximately 300 Torrance-based employees lost their livelihood with seemingly no opportunity



A look at Farmer Brothers' new $65M North Texas headquarters



"Upon completion of the new corporate facility at the end of 2016, Farmer Brothers plans to hire to fill the majority of the company's 350-job workforce."[1]



(1) Source: Bill Hethcock, "A look at Farmer Brothers' new $65M North Texas headquarters", Dallas Business Journal, August 10, 2015

Was the Corporate Relocation Thoroughly Assessed?

When compared with other companies that have moved offices to the Dallas-Fort Worth region, was Farmer Bros. relocation of its <u>corporate headquarters</u> too quick? [1]

Company	Announcement	Expected Move In	Months
Farmer Bros. (Corporate HQ, Manufacturing and Distribution Center)	**February 2015**	**August 2016**	**19**
FedEx Office and Print Services	February 2014	October 2015	20
Fannie Mae (Regional HQ)	January 2016	Early 2018	24-30
Liberty Mutual (Regional HQ)	April 2015	Late 2017	27-33
JP Morgan Chase (Regional HQ)	January 2016	2018-2019	24-48
Toyota (North American HQ)	April 2014	Early 2017	30-36

Move was from Dallas to Plano [1]

"I'm... curious if the Board considered any other alternatives rather than spending that amount of capital on the new facility and a new corporate headquarters?"

Matthew Martinek, Reinhart Partners

Q2 2015 Earnings Call, February 5, 2015

We have our suspicions as to whether the corporate relocation was thoroughly thought out by the Board



(1) Source: "FedEx Office planning to relocate headquarters to Plano", Dallasnews.com, February 7, 2014; "JPMorgan Chase only the latest coming to Plano's Legacy West", Dallasnews.com, January 8, 2016; "FedEx Office CEO eyes future growth of Plano campus as 1,200 employees settle into new home", Dallas Business Journal, October 28, 2015

The Relocation Will Cost Investors Much More Than They Were Originally Led to Believe

	Original Plan[1]	Updated Plan
Torrance Closure Costs	$25 million	$31 million[2]
New Facility Costs	$35-$40 million	$55-$60 million[3]
New Capital Expenditures	$20-$25 million	$35-$39 million[3]

"The final budget reflects, among other things, an increase in facility size and scope of building design, including a larger warehouse and a larger manufacturing footprint; additional infrastructure and automation to support staged manufacturing and production line capacity allowing for future capacity growth; and certain other estimated landlord costs under the Lease Agreement."

Farmer Bros. Corporate Relocation Update[3]

These additional costs do not appear to have been offset by additional cost savings

Why were these additions not included in the original plan if the relocation was thoroughly planned out by the Board and management?



(1) Source: Farmer Bros. Form 8-K filed February 5, 2015
(2) Source: Farmer Bros. Form 8-K filed September 12, 2016
(3) Source: Farmer Bros. Form 8-K filed March 10, 2016

In Our View Certain Long-Term Strategic Investments Appear Shortsighted in the Wake of the Relocation

- ☒ Machinery Investment in Torrance Plant

- ☒ Modernizing Long Haul Fleet

- ☒ Rebranding Long Haul Fleet

- ☒ Investments in Torrance Electrical System

Machinery Investment in Torrance Plant

- Why did funds get utilized to invest in "state of the art" equipment in Torrance only to have the Company move to Texas shortly thereafter?

- Is the equipment going to be utilized in Texas?

2012[1]

2013[2]

The fact that these slides are a year apart and represent two fiscal years, we believe, shows that management is stale on their initiatives, as the slides are eerily similar

(1) Source: Farmer Bros. Form 8-K filed December 12, 2012 (emphasis added)
(2) Source: Farmer Bros. Form 8-K filed December 11, 2013 (emphasis added)

Modernizing Long Haul Fleet

Why invest money in the Company's truck fleet for the long-term, if only to sell a few years later for short-term gains as it switched to third party logistics ("3PL")?



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Modernizing Trucks for the Long Haul

Imagine an aerodynamic tractor-trailer equippedwith the kind of side fairings seen on high-performance racecars. It's not the delivery truck of the future. It's the type of green innovation we're bringing to our fleet right now, in the form of sleek trailer skirts that reduce drag, improve gas mileage and result in 7% fuel savings per year.

We've made less visible improvements, too. Under the hood of every tractor, you'll find a Certified Clean Idle engine that virtually eliminates carbon exhaust. And to make truck idling a thing of the past, we've also installed hybrid electric-diesel Auxiliary Power Units (APUs) for our trucks' sleeper berths, so drivers can get a good night's rest without running their engines. These innovations lead to savings of approximately 50,000 gallons of fuel per year, which is equivalent to 96 vehicles, 1,075 oil barrels and 69 homes.

This focus on eco-friendly trucking has rubbed off on our drivers, too. They're committed to energy efficiency, and they're modeling this behavior for their peers. With their energetic participation, it's easier for a large company like ours to collectively do the right thing—and to green our fleet a whole lot faster.

"CapEx in fiscal 2014 included additional investments in our fleet…."

Mark Nelson, CFO

Q4 2014 Earnings Call, September 9, 2014



Source: www.farmerbros.com/blog/case-studies/modernizing-trucks-long-haul/ (posted September 24, 2013)

Management Re-Branded the Company's Long Haul Fleet and Then Sold It Two Years Later

- Not only did management invest in upgrading the mechanics of the fleet, but they also re-branded it and then sold the long haul fleet two years later



March 23, 2012

Mike Keown named CEO of Farmer Bros.

"Unified brand: We have further developed and strengthened a unified corporate identity for our branded business nationwide that is reflected in… many of our fleet vehicles…."

Farmer Bros. Form 10-K filed October 9, 2013

"In December 2015, the Company announced its plans to replace its long-haul fleet operations with third party logistics ('3PL') and a vendor managed inventory initiative. The first phase of the 3PL program began in January 2016 and is expected to be fully implemented by the end of the fourth quarter of fiscal 2016."

Farmer Bros. Form 10-Q filed February 9, 2016

2012   **2013**   **2014**   **2015**   **2016**

"Unified brand: We have developed a unified corporate identity for our business nationwide that is reflected in… many of our fleet vehicles…."

Farmer Bros. Form 10-K filed September 10, 2012

"Unified brand: In fiscal 2013, we further developed and strengthened a unified corporate identity for our branded business nationwide that is reflected… many of our fleet vehicles…."

Farmer Bros. Form 10-K filed September 16, 2014

Was the Cost of the Installation of Light Bulbs and an Equalizer Recouped Prior to the Relocation?

2013 Sustainability Key Accomplishments

- Published first sustainability report for calendar year 2012 and updated content on website with sustainability case study carousel.

- Revised corporate stewardship policy to support supply chain stability with a focus on food security in partnership with World Coffee Research, Mercy Corps, Feeding America, Coffee Kids, and Ronald McDonald House Charities.

- Launched new recycling/composting program in Torrance, Houston, Portland, Oklahoma City, Northlake and Phoenix, including recycling all packaging waste from roasteries.

- In Torrance, replaced 2,260 light bulbs and submitted order for equalizer to reduce harmonic pollution—estimated to reduce energy usage by ~4% or $70,000, annually.

- Received national recognition in the areas of Community Impact, Economics, and Waste.

Farmer Brothers

42

Did the $70,000 in annual savings ever materialize or was the entire project a misuse of shareholder equity if a relocation was on the table?



Source: Farmer Bros. Form 8-K filed December 11, 2013

32

We Do Not Believe That These Cost Saving Initiatives Required Relocating an Entire Company to Another State

☒ **Replacement of Fleet with Third Party Logistics**

☒ **Vendor Managed Inventory Initiatives**

☒ **Disposal of Former Spice Business**

These costs savings initiatives have been consistently coupled with the cost savings of relocating the Company's headquarters from California to Texas



Capability or Not?
Spice Sold in 2015

---

*"About 70% of our portfolio is in coffee, but **we've got nice capabilities in spice**...."*

Mike Keown, Director & CEO
2012 Annual Meeting, December 6, 2012 (emphasis added)[1]

---

*"Our major emphasis is on coffee, but **we also believe we have opportunity in spice**, in tea, and so forth.... Why can't we sell them spices?"*

Mike Keown, Director & CEO
2013 Annual Meeting, December 5, 2013 (emphasis added)[2]

---

*"**[W]e've got a considerable business in spice** and some other items as well."*

Mike Keown, Director & CEO
2014 Annual Meeting, December 4, 2014 (emphasis added)[3]

---

*"**Spice is a funky product to make** and to do something with it, allergen issues, and so forth, and whether to incorporate spice production, the design changes and substantial additional cost to what was intended to be, first and foremost, a coffee facility...."*

Mike Keown, Director & CEO
2015 Annual Meeting, December 3, 2015 (emphasis added)[4]



(1) Source: Farmer Bros. Form 8-K filed December 12, 2012
(2) Source: Farmer Bros. Form 8-K filed December 11, 2013
(3) Source: Farmer Bros. Form 8-K filed December 10, 2014
(4) Source: Farmer Bros. Form 8-K filed December 9, 2015

E-Commerce – To Exist or Not to Exist?

- For several quarters management has been touting the Company's dive into e-commerce as a strategic objective
  - We believe, investor questions are consistently darted on investor calls and no indication of any added value or profit has occurred in this sector
  - A visit to the e-commerce site reveals a dated user interface and a disappointing 22 SKU's[1] – which seem to be a random selection of coffee products
- For the past five years, e-commerce in the U.S., broadly, has grown at an 11.8% compound annual growth rate[2]
  - Management's promises of utilizing e-commerce to service customers seem to have all but vanished



(1) Source: www.farmerbrotherscoffee.com
(2) Source: U.S. Department of Commerce Annual Retail Trade Report (March 7, 2016)

The Board's poor capital allocation decisions become readily apparent when comparing the Company's return on invested capital to its cost of capital



The Company's Return on Invested Capital is Significantly Lower Than Its Cost of Capital





A New Acquisition In the Middle of the Corporate Relocation

- On September 12, 2016, the Company announced that it had entered into a purchase agreement to acquire substantially all of the assets of China Mist Brands, Inc. ("China Mist") for $10.8 million, plus a performance-based payment of $0.5 million if certain sales levels are reached in the calendar years of 2017 or 2018[1]

  - The acquisition will be funded with cash on hand

  - The acquisition is expected to close in FQ2 2017

- We question the timing of this acquisition as management will be trying to integrate China Mist as the Company is in the midst of its relocation to Northlake, Texas, which is expected to be completed in FQ3 2017[1]



(1) Source: Farmer Bros. Form 8-K filed September 12, 2016



The Board's Questionable
Corporate Governance

Questionable Corporate Governance

- We question what we deem to be the Board's egregious corporate governance practices, including:

  - ☒ Mr. Keown's claim that he hand-picked three out of seven directors,[1] which leads us to question the overall independence of the Board and its ability to hold senior management accountable

  - ☒ Material misrepresentations by Randy Clark, the current Chairman of the Board, and Christopher Mottern, the current Chairman of the Audit Committee, regarding their claims to being a Certified Public Accountant

  - ☒ The Board amending the ESOP to allow the trustee to vote several hundreds of thousands of shares at its discretion

  - ☒ The Board's poor executive compensation practices, which are reflected in the Company's extremely poor "say-on-pay" results

It is our firm belief that Mr. Keown and the Board have lost credibility and cannot be trusted to act in the best interests of shareholders



(1) Source: www.linkedin.com/in/mike-keown as of September 28, 2016 ("Dramatically strengthened Board of Directors recruiting 3 of 7 new Directors all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing")

Mr. Keown's Personal Recruitment of Three Directors Leads Us to Question the Independence of the Board



Mike Keown 3rd
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current   Welch's, Farmer Brothers
Previous WhiteWave Foods, Dean Foods, The Minute Maid Company
Education Northwestern University

[Send Mike InMail ▼]   500+ connections

in https://www.linkedin.com/in/mike-keown   [Contact Info]

President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA

Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

methods to align compensation models to performance. Lastly, I pride myself on recruiting great Board Members with complimentary skill sets.

- Dramatically strengthened Board of Directors recruiting 3 of 7 new Directors all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing.

Identifying director candidates is the job of the Nominating and Corporate Governance Committee, not the CEO![1]

We have to question the independence of three current directors who were personally recruited by the CEO!!



Source: www.linkedin.com/in/mike-keown as of November 9, 2016 (emphasis added)
(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2016

Which Directors Did Mr. Keown Personally Recruit?



Mike Keown
President and CEO Farmer Brothers
Torrance, California | Consumer Goods

Current Welch's, Farmer Brothers
Previous WhiteWave Foods, Dean Foods, The Minute Maid Company
Education Northwestern University

Send Mike InMail

500+ connections

https://www.linkedin.com/in/mike-keown

Contact Info

3rd



President and Chief Executive Officer
Farmer Brothers
March 2012 – Present (4 years 6 months) | Torrance, CA

Farmer Brothers is a leading manufacturer and distributor of high-quality coffees, teas, spices, and culinary products to foodservice establishments and retailers, with annual sales of $550M. Products are distributed primarily through 500 routes and is the country's largest direct-store-delivery (DSD) coffee company. Key national customers include McDonald's, Target, and Walgreens. There are 1,800 employees, three manufacturing plants, and coffee is sourced from 28 countries.

- Dramatically strengthened Board of Directors recruiting 3 of 7 new Directors all of whom are ex-CEOs with skills in strategy, supply chain management, audit, governance, and marketing.

Director since 1980	Director since 2009	Director since 2011	Hired March 2012	Director since 2012	Director since 2013	Director since 2013
						
Guenter Berger	**Jeanne Farmer Grossman**	**Hamideh Assadi**	**Mike Keown**	**Randy Clark**	**Charles Marcy**	**Christopher Mottern**
Not Him!	**Not Her!**	**Not Her!**				



Source: www.linkedin.com/in/mike-keown as of November 9, 2016 (emphasis added)

Is the Board Lying or Is Mr. Keown Lying? Or Both?

In a recent filing, the Board implies that Mr. Keown's claim that he recruited three out of seven directors[1] is a lie

*"Contrary to false claims by [Save Farmer Bros.] that Mr. Keown hand-picked a number of directors, **the three most recently added independent directors were sourced and selected through a rigorous process driven by the Nominating Committee**, with the support of an independent, third-party search firm that was recommended by Jeanne Farmer Grossman, Carol Farmer Waite's sister....*

*"**Messrs. Marcy and Mottern were brought to the attention of the Nominating Committee and the Board by Leadership Capital Partners, LLC in 2013**. The Board conducted a lengthy interview process in which eight candidates were considered and vetted by the full Board."*

Farmer Bros. DEFA 14A filed November 8, 2016 (emphasis added)

Yet, Messrs. Keown and Marcy served together as directors of a regional nonprofit in Boulder, Colorado as recently as 2008[2]

(5) Mr. Marcy served on the board of directors of Community Food Share, a nonprofit corporation, with Mr. Keown for a period ending in 2008.



(1) Source: www.linkedin.com/in/mike-keown as of November 9, 2016
(2) Source: Farmer Bros. Form DEF 14A filed October 28, 2016

Are shareholders really supposed to believe that Leadership Capital Partners, LLC <u>independently</u> identified Mr. Marcy when he and Mr. Keown served together previously as directors of a regional nonprofit in Boulder, Colorado

It appears to us that the Chairman of the Nominating and Corporate Governance Committee was personally recruited by the CEO, as implied in Mr. Keown's LinkedIn profile

Is the Board trying to pull the wool over the eyes of shareholders?



We believe Messrs. Clark's and Mottern's past claims of being a current Certified Public Accountants are material misrepresentations



Mr. Clark "Retired" as a CPA in 1986



Mr. Clark's CPA license lapsed in 1986

NAME: **RANDY E CLARK**	
STATE OF LICENSE: **WA**	
LAST UPDATED: **2016-09-07**	
	Mail
Address:	KENNEWICK, WA, US
License/Permit/Certificate Number:	05286
Registration Number:	
License/Permit/Certificate Status:	LAPSED
License/Certificate Status Details:	The credential has expired and has not been renewed. The individual cannot use the title or engage in the practice of public accounting until the credential is reinstated.
License Type:	CPA LICENSE
Basis for License:	EXAM
Basis for License Details:	Initial License. Applicants who have passed the Uniform CPA Exam for the State of WA or another jurisdiction and are not licensed to practice public accounting in any jurisdiction may apply for an Initial License in WA. Prior to 7/1/2001, WA also offered a Certificate. As of 7/1/2001, the WA Board no longer offers the Certificate. Applicants that currently hold a WA Certificate must apply for an Initial CPA License. The Certificate alone does not allow a person to practice public accounting in WA.
Issue Date:	1978-01-27
Expiration Date:	1986-06-30
Enforcement, Non-Compliance or Disciplinary Actions:	None Reported To This Site By The Board
CPA can practice public accounting?	N



Source: CPAVerify.org as of November 9, 2016 (emphasis added)

We Have Been Unable to Find Any Verification That Mr. Mottern Has Ever Been a CPA





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We were unable to find any evidence that Mr. Mottern, the Chairman of the Audit Committee, is, or ever was, a CPA



Source: CPAVerify.org as of November 9, 2016 (emphasis added); California Board of Accountancy; Connecticut Department of Consumer Protection, License Services Division; Delaware Division of Professional Regulation; Hawaii Department of Commerce & Consumer Affairs; Utah Division of Occupational and Professional Licensing; Wisconsin Department of Safety and Professional Services

In 2013, Messrs. Clark and Mottern Claimed to Be Current CPAs



Randy Clark

In 2013, the Board disclosed that Mr. Clark "is" a CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 5, 2013

Mr. Clark is a Certified Public Accountant.



Christopher Mottern

In 2013, the Board disclosed that Mr. Mottern "is" a CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 5, 2013

Mr. Mottern is a Certified Public Accountant.



Source: Farmer Bros. Form DEF 14A filed October 28, 2013

48

In 2014, Mr. Clark Claimed to Be a "Retired" CPA and Mr. Mottern Continued to Claim to Be a Current CPA



Randy Clark

In 2014, the Board disclosed that Mr. Clark is a "retired" CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN
PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 4, 2014

Randy E. Clark is a retired foodservice executive and CPA.



Christopher Mottern

In 2014, the Board continued to disclose that Mr. Mottern "is" a CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN
PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 4, 2014

Mr. Mottern is a Certified Public Accountant.



Source: Farmer Bros. Form DEF 14A filed October 28, 2014

49

In 2015, Mr. Clark Continued to Claim to Be a "Retired" CPA and Mr. Mottern Continued to Claim to Be a Current CPA



Randy Clark

In 2015, the Board continued to disclose that Mr. Clark is a "retired" CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN
PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 3, 2015

Randy E. Clark is a retired foodservice executive and CPA.



Christopher Mottern

In 2015, the Board continued to disclose that Mr. Mottern "is" a CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN
PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 3, 2015

Mr. Mottern is a Certified Public Accountant.



Source: Farmer Bros. Form DEF 14A filed October 28, 2015

In September 2016, Save Farmer Bros. highlighted that we were unable to find any evidence that Mr. Mottern <u>ever</u> was a CPA



In 2016, Mr. Clark Continued to Claim to Be a "Retired" CPA and Mr. Mottern Claimed He "Was" CPA



Randy Clark

In 2016, the Board continued to disclose that Mr. Clark is a "retired" CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 8, 2016

Randy E. Clark was appointed Chairman of the Board in December 2015. He is a retired foodservice executive and retired Certified Public Accountant.



Christopher Mottern

In 2016, the Board now disclosed that Mr. Mottern "was" a CPA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 8, 2016

Mr. Mottern was a Certified Public Accountant.

The Board yet to disclose to shareholders why Messrs. Clark and Mottern misrepresented themselves as CPAs and has yet to provide any evidence that Mr. Mottern _ever_ was a CPA



Source: Farmer Bros. Form DEF 14A filed October 27, 2016

We demand that Mr. Mottern and the Board immediately provide shareholders with compelling evidence that Mr. Mottern was ever a Certified Public Accountant, and if so, when he was a Certified Public Accountant

If Mr. Mottern and the Board are unable to immediately provide compelling evidence that Mr. Mottern was indeed <u>ever</u> a Certified Public Accountant, we demand that Mr. Mottern and, Chairman of the Nominating and Corporate Governance Committee, Charles Marcy immediately resign from the Board



The Board Changed the ESOP to Allow the Trustee to Vote Hundreds of Thousands of Shares at Its Discretion

- On October 7, 2016, Save Farmer Bros. was shocked to learn that the Board had approved an amendment to the ESOP

- Prior to this amendment, "*shares that had not been allocated to participant accounts and shares that had been allocated, but for which ESOP participants did not provide voting direction, were voted in proportion to the allocated shares for which the trustee received voting directions*"

- Now with this amendment, the trustee will vote several hundreds of thousands of employee shares at its discretion, as "*the trustee, GreatBanc Trust Company, will exercise independent fiduciary discretion over the voting of unallocated shares and shares for which the trustee receives no directions*"

  - It appears the trustee has already voted employee shares in support of management, one month before the 2016 Annual Meeting

- We had to re-read this disclosure repeatedly, as we could not believe the Board would so **brazenly** and **unabashedly** change the rules in the middle of a proxy contest

- The timing of the announcement makes this egregious action even more suspect, as the Board did not file until 4:52 PM on the Friday before Columbus Day weekend

  - Was the Board hoping that no one would notice the announcement?



Source: Farmer Bros. Form 8-K filed October 7, 2016

Instead of allowing the shareholders with the most at stake – current and former employees – to have complete say in the direction they want the Company to go, the Board decided to give an entity with no economic interest in the Company, other than remaining trustee of the ESOP, complete control over several hundred thousand votes!

Is the Board scared of the Company's employees?

Why would the Company make it possible for the trustee to vote against the will of a majority of voting ESOP employees?

What is the trustee's methodology for voting these shares?



We Do Not Believe the Board is Properly Aligning the Executive Compensation Program to Shareholder Demands

Shareholder response to "say-on-pay" advisory vote[1]

2011	2012	2013	2014	2015	2016
88%	**63%**	**67%**	**68%**	**60%**	**?**

Starting in 2012, "say-on-pay" results dropped to a level that we believe should concern the Board, yet we believe very little, if anything, has been done to remedy those poor results, which is apparent by the continued low approval of shareholders

- As "say-on-pay" ratings decreased, compensation committee meetings increased, but year-over-year the voting results returned the same disapproving results

Farmer Bros. Annual Compensation Committee Meetings[2]



2010	2011	2012	2013	2014	2015	2016
5	6	7	11	12	11	11

- The end result was more compensation to directors, but no improvement in a compensation plan that shareholders could embrace



(1) Source: Institutional Shareholder Services
(2) Source: Farmer Bros. Form DEF 14A filed October 27, 2016; Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros. Form DEF 14A filed October 28, 2013; Farmer Bros. Form DEF 14A filed October 30, 2012; Farmer Bros. Form DEF 14A filed October 28, 2011; Farmer Bros. Form DEF 14A filed October 28, 2010

A Constant Realignment of Executive Compensation In Prior Years

Board Responses to Poor "Say-on-Pay" Results in 2013, 2014 and 2015

"In light of this stockholder advisory vote, during fiscal 2013 the Compensation Committee evaluated the Company's executive compensation programs… which resulted in the proposed Amended Equity Plan… as well as certain adjustments to the Company's incentive compensation program under the Incentive Plan…. Such adjustments in the Company's executive compensation programs are expected to be implemented in fiscal 2014."

Farmer Bros. 2013 Proxy Statement[1]

"In light of the results of the most recent stockholder advisory vote to approve the compensation of our named executive officers for fiscal 2013, we have evaluated and revised our executive compensation programs."

Farmer Bros. 2014 Proxy Statement[2]

"In light of the results of the most recent stockholder advisory vote to approve the compensation of our named executive officers for fiscal 2014, we have <u>further</u> aligned executive compensation with performance."

Farmer Bros. 2015 Proxy Statement[3]

How did the Board respond to the poor "say-on-pay" vote in 2015?



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2013
(2) Source: Farmer Bros. Form DEF 14A filed October 28, 2014
(3) Source: Farmer Bros. Form DEF 14A filed October 28, 2015 (emphasis added)

The Board Blamed the Poor 2015 "Say-on-Pay" Vote on Save Farmer Bros.

Board Response to Poor "Say-on-Pay" Results

*"Our stockholders approved the compensation of our named executive officers, with **approximately 60% of the shares present or represented by proxy at the 2015 Annual Meeting** and entitled to vote thereat, casting votes in favor of the say-on-pay proposal. **[T]his represented a decrease in stockholder support compared to the prior year's advisory vote results**.... Moreover, **the voting results with respect to the fiscal 2015 say-on-pay proposal reflected the responses of a group of stockholders, led by Ms. Waite**, that has a stated agenda to oppose the proposals recommended by the Board, including the say-on-pay proposal, **without regard to substance**."*

Farmer Bros. 2016 Proxy Statement[1]

Does the Board actually believe that there is a lack of "substance" to the poor "say-on-pay" results?

By blaming shareholders for the poor "say-on-pay" results, the Board demonstrates how out of touch it is with shareholder concerns over executive compensation

How will shareholders respond in the 2016 "say-on-pay" advisory vote?[2]

2011	2012	2013	2014	2015	2016
88%	**63%**	**67%**	**68%**	**60%**	**?**



(1) Source: Farmer Bros. Form DEF 14A filed October 27, 2016 (emphasis added)
(2) Source: Institutional Shareholder Services

58

"[T]here are some concerns raised with respect to certain design aspects of the company's compensation program. First, discretionary bonuses were paid to NEOs under the company's corporate relocation plan.... In addition, questions remain over the rigor of the company's performance based equity, which may have lower performance requirements than those required under the company's STI program. These aspects warrant close monitoring by shareholders...."

Institutional Shareholder Services

November 11, 2015 Report on Farmer Bros.



The Board Has Limited Its Transparency When It Comes to Bonus Triggers for Two Years

Threshold

Operating Cash Flow: $22.35 million

Net Sales: $463.0 million

Threshold

Operating Cash Flow: $16.0 million

Threshold

Modified Net Income and Modified Operating Cash Flow: $5.58 mm

Threshold

Modified Net Income and Modified Operating Cash Flow: **Confidential** and threshold achievement required will be **reduced**

2009 — **2010** — **2011** — **2012** — **2013** — **2014** — **2015** — **2016**

Threshold

Operating Cash Flow: $24.0 million

Threshold

Operating Cash Flow: $26.5 million

Threshold

Modified Net Income and Modified Operating Cash Flow: **Confidential** – Modified net income threshold not met, however, **the Board awarded management a discretionary "special payment" anyway**

Threshold

Modified Net Income: $15.2 million

Modified Operating Cash Flow: $35.4 million

The Board discloses bonus triggers after Save Farmer Bros. nominates directors

If it wasn't for pressure from Save Farmer Bros., would the Board still have confidential bonus triggers?



Source: Farmer Bros. Form DEF 14A filed October 27, 2016; Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros. Form DEF 14A filed October 28, 2013; Farmer Bros. Form DEF 14A filed October 30, 2012; Farmer Bros. Form DEF 14A filed October 28, 2011; Farmer Bros. Form DEF 14A filed October 28, 2010

Why Was the Largest Shareholder on the Board Replaced as Comp Chair After Only Two Years?

We believe the removal of Jeanne Farmer Grossman, the Board's largest shareholder, as Chair of the Compensation Committee reflects an attempt to stifle any differing views on the Board, which is contrary to proper corporate governance

This view is supported by the fact that her replacement as Chair was likely one of Mr. Keown's personal recruits, Randy Clark



2012	**2013**	**2014**	**2015**
Thomas Maloof resigned as the Chair of the Compensation Committee	Jeanne Farmer Grossman appointed Chair of the Compensation Committee	Jeanne Farmer Grossman was Chair of the Compensation Committee	Randy Clark was Chair of the Compensation Committee

We do not believe it is simply a coincidence that following Ms. Grossman's removal as Chair, the Compensation Committee began keeping the bonus triggers confidential



Source: Farmer Bros. Form DEF 14A filed October 28, 2015; Farmer Bros. Form DEF 14A filed October 28, 2014; Farmer Bros. Form DEF 14A filed October 28, 2013; Farmer Bros. Form DEF 14A filed October 30, 2012

Rewards Given to Management for Not Performing

- Management received a significant bonus which was **specifically created** for FY 2015 despite performance targets being unmet and performance being worse compared to FY 2014[1]

- The special bonus was created under the shroud of all the hard work that was done by management for the relocation efforts[1]

> *"Although no bonus was awarded to any executive officer or other employee under the Company's annual incentive compensation plans… in fiscal 2015, the Board of Directors elected to make a one-time discretionary cash payment ('Special Payment')… to executive officers…. The Special Payment was awarded in recognition of the contribution and work of Company employees generally toward the execution of the Corporate Relocation Plan."*
>
> **Farmer Bros. 2015 Proxy Statement**[1]

- We note that prior to Mr. Keown becoming CEO, the Board did not see it fit to award management a special bonus in FY 2011 when management did not meet performance targets[2]

When management could not perform to meet its bonus targets, we believe the Board simply created a bonus and then lowered the bonus threshold for FY 2016



(1) Source: Farmer Bros. Form DEF 14A filed October 28, 2015
(2) Source: Farmer Bros. Form DEF 14A filed October 28, 2011

Mr. Keown Given More Option Shares Than Policy Allows per Calendar Year

"On June 3, 2016, the Compensation Committee of the Board... determined that a portion of the non-qualified stock option granted to Michael H. Keown... on December 3, 2015... was invalid because such portion caused the total number of option shares granted to Mr. Keown in calendar year 2015 to exceed the limit of 75,000 shares that may be granted to a participant in a single calendar year under the [Company's LTIP] by 22,862 shares....

"In addition, on June 3, 2016, the Committee, in accordance with the provisions of the LTIP, granted Mr. Keown a non-qualified stock option to purchase 22,862 shares of the Company's common stock (the 'New Option')."

Farmer Bros. Form 8-K filed June 8, 2016

Did the Board notice this error on their own, or did a shareholder have to bring it to their attention?

In response to its limits to authorizing stock options, the Board merely created a "New Option" for Mr. Keown totaling 22,862 shares

Shouldn't the Board understand the Company's policies?



Has Messrs. Keown, Clark, Marcy and Mottern Actually Demonstrated Corporate Governance "Excellence"?

   

Mike Keown   **Randy Clark**   **Charles Marcy**   **Christopher Mottern**

The Board enjoys boasting about Messrs. Keown, Clark, Marcy and Mottern being National Association of Corporate Directors ("NACD") Governance Fellows[1]

The Board is proud to claim that each of them has "<u>demonstrated his commitment to boardroom excellence</u> by completing NACD's comprehensive corporate governance program for directors"[1]

Is the CEO of a company recruiting directors demonstrating a commitment to boardroom excellence?

Are two directors misrepresenting themselves as CPAs a demonstration of a commitment to boardroom excellence?

Is amending an ESOP in the middle of a proxy campaign demonstrating a commitment to boardroom excellence?

Is blaming shareholders for poor "say-on-pay" voting results demonstrating a commitment to boardroom excellence?



(1) Source: Farmer Bros. Form DEFC 14A filed October 27, 2015 (emphasis added)

64

Messrs. Keown, Clark, Marcy and Mottern are the epicenter of the corporate governance problems on the Board

We believe that over the course of Mr. Keown's tenure, the Board has taken numerous actions which fly in the face of proper corporate governance practices

2016 provides an opportunity to replace three of the bad apples

Shareholders cannot afford to wait another three years to send a message that enough is enough!



65

We Encourage Shareholders Should Ask These Questions of the Board

Is the Company's lagging valuation the result of the Board's poor capital allocation decisions and egregious corporate governance practices?

Is the Company's increasing overhead costs making profitability unsustainable?

Why does Mr. Keown claim to have recruited Messrs. Clark, Marcy and Mottern?

Doesn't Mr. Keown's recruitment of these directors call into question the independence of the Board?

Why has the Board not disclosed to shareholders why it claimed that Messrs. Clark and Mottern were current CPAs?

Why has the Board not provided shareholders with compelling evidence that Mr. Mottern <u>ever</u> was a CPA?

Why did the Board change the ESOP in the middle of a proxy fight?

Were they worried that current and former employees were going to vote against them?

Why would the Company make it possible for the trustee to vote

against the will of a majority of voting ESOP employees?

What is the trustee's methodology for voting these shares?

Why has the Board not formed a special committee to explore all reasonable options for maximizing shareholder value?

Why has the Board blamed shareholders for the poor "say-on-pay" voting results rather than address the problems that led to those poor voting results?

If it wasn't for pressure from Save Farmer Bros., would the Board still have confidential bonus triggers?

Why were these triggers made confidential in the first place?

Why was a "special payment" created for executives in 2015 despite performance targets being unmet?





Our Highly Qualified Director Nominees

We have called upon the Board to <u>immediately</u> form a special committee comprised of outside, non-employee directors to review strategic alternatives and to retain the services of an independent financial advisor to assist the special committee in this review

The Board has yet to announce the formation of such a committee

It is our belief that a refreshment of the Board is the only way to ensure that <u>all</u> reasonable options for maximizing shareholder value are genuinely explored



Our Highly Qualified Director Nominees

- We have nominated three highly qualified candidates to stand for election to the Board at the 2016 Annual Meeting who will be committed to instituting governance best practices, restoring board independence, making pragmatic capital allocation decisions, growing revenue, improving margins and ***exploring <u>all</u> reasonable options available to maximize shareholder value***







Tom Mortensen

John Samore, Jr.

Jennifer Gonzalez Yousef

Our nominees will act completely independent of Save Farmer Bros. during their tenure on the Board



Tom Mortensen – Improving Operating Leverage



Experience

- Held numerous positions during his 35 year career at Farmer Bros.

- Executive officer at Farmer Bros. from 2012 through 2015

Mr. Mortensen will bring to the Board his extensive knowledge of coffee, tea and culinary product sales and distribution, deep institutional knowledge of Farmer Bros., long term interest in the success of the Company and process improvement

"Slim operating margins has substantially affected the bottom line of Farmer Bros. A significant contributing factor to low margins has been the Company's bloated G&A expenses. Merely getting the Company's corporate costs under control has the potential to create significant shareholder value. The first place to start is to re-evaluate compensation in the C-Suite."

Tom Mortensen, Save Farmer Bros. Nominee



"Tom is an extraordinary leader and embodies Farmer Brothers' passion for service and dedication to each of our customers. I am looking forward to his leadership of the route sales organization, which is the backbone of the Company."

Mike Keown, Director & CEO

Farmer Bros. Form 8-K filed April 3, 2012



John Samore, Jr. – Improving Capital Allocation



Experience

- Currently serves as an independent strategic business consultant and as an independent tax consultant

- Retired Tax Partner at Arthur Andersen LLP

- Former Director of Farmer Bros.

- Certified Public Accountant in California

Mr. Samore will bring to the Board his extensive knowledge of business strategy, accounting and taxation, quality and risk management, previous Farmer Bros. board experience and corporate governance expertise

"The opportunity to create value at Farmer Bros. is tremendous. One of the keys to value creation at Farmer Bros. is improving the Company's capital allocation discipline. If the Board and management institute a focus on return on invested capital when making capital allocation decisions, then there is no reason why Farmer Bros. cannot return to being fully valued and also begin to return capital to shareholders."

John Samore, Jr., Save Farmer Bros. Nominee



Jennifer Gonzalez Yousef – Improving Sales Growth



Experience

- Current Senior Group Manager, Industry Relations at WNS (Holdings) Limited

- Former Human Capital Analyst at Deloitte Consulting LLP

Ms. Yousef will bring to the Board her deep knowledge of strategy, process improvement, information technology, project management, recruiting, compensation, contract negotiation, employee relations and training, operations management, marketing and consumer branding experience and global sourcing

"Sales is the lifeblood of companies like Farmer Bros. A number of things must occur in order to improve sales growth at the Company, including improving the morale of the salesforce in order to retain top talent, anticipating and understanding the demands of customers and differentiating the Farmer Bros. brand from the competition in both product and service."

Jennifer Gonzalez Yousef, Save Farmer Bros. Nominee



Contact Information



Investors:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
(877) 796-5274
info@okapipartners.com





This presentation with respect to Farmer Bros. Co. ("Farmer Bros." or, the "Company") is for general informational purposes only, is not complete and does not constitute legal, tax, investment, financial or other advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Carol Farmer Waite, and are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission (the "SEC"), other regulatory authorities and from third parties (including other companies considered comparable).

Ms. Waite has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate and complete.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. All investments involve risk, including the risk of total loss. This presentation does not recommend the purchase or sale of any security.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security or investment in any fund or account managed by Ms. Waite. Ms. Waite currently beneficially owns shares of the Company's common stock. It is possible that there will be developments in the future that cause Ms. Waite, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of her shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares. Ms. Waite reserves the right to take any actions with respect to her investment in the Company as she may deem appropriate, including, but not limited to, communicating with management of the Company, the Board of Directors of the Company and other investors and third parties, and conducting a proxy solicitation with respect to the election of persons to the Board of Directors of the Company.

Ms. Waite recognizes that there may be non-public information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Ms. Waite's conclusions. The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Ms. Waite concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations and/or warranty, express or implied, are made by Ms. Waite, her affiliates, her and their representatives, agents or associated companies or any other person, as to the reliability, accuracy or completeness of such statements, estimates or projections or with respect to any materials contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient; and, the information contained in this presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this presentation. Ms. Waite, her affiliates and her and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

Ms. Waite's views and opinions expressed in this report are current as of the date of this report, and are subject to change. Ms. Waite reserves the right to change any of her opinions expressed herein at any time, but she disclaims any obligation to update this presentation for any changes in her views, analysis and/or opinions expressed herein, including, without limitation, the manner or type of any investment. Past performance is not indicative of future results. Ms. Waite has received no compensation for the production of the research/presentation.

Persons affiliated with Ms. Waite have invested in common stock of Farmer Bros. It is possible that there will be developments in the future that cause Ms. Waite to change her position regarding Farmer Bros. Ms. Waite may buy, sell, cover or otherwise change the form of its investment for any reason. The affiliates of Ms. Waite may invest in other companies mentioned in this report from time to time.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Ms. Waite's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

This presentation does not in any way constitute an offer or solicitation of an offer to buy or sell any security in any jurisdiction in which such an offer would be unlawful under the securities laws of such jurisdiction. Ms. Waite, Thomas Mortensen, John Samore, Jr. and Jennifer Gonzalez Yousef (collectively, "Save Farmer Bros."), intend to file preliminary proxy statements and accompanying proxy cards with the SEC to be used to solicit votes for the election of its slate of director nominees at the 2016 annual meeting of stockholders of the Company.

SAVE FARMER BROS. STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENTS AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENTS WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are anticipated to be the Carol L. Waite Trust, Tom Mortensen, John Samore, Jr., Jennifer Gonzalez-Yousef, 1964 Jeanne Ann Farmer Grossman Trust (the "JAF Trust"), 1964 Richard Francis Farmer Trust (the "RAF Trust"), 1964 Roy Edward Farmer Trust (the "Roy E Trust"), 1964 Carol Lynn Farmer Waite Trust (the "1964 Carol Waite Trust"), 1969 Roy Edward Farmer Trust (the "1969 Roy E Trust"), 1969 Jeanne Ann Farmer Trust (the "1969 JAF Trust"), 1969 Richard Francis Farmer Trust (the "1969 RAF Trust"), 1969 Carol Lynn Farmer Waite Trust (the "1969 Carol Waite Trust"), 1969 Roy F. Farmer Trust, 1969 Emily Marjorie Farmer Trust (the "1969 Emily Farmer Trust"), 1972 Roy Edward Farmer Trust (the "1972 Roy E Trust"), 1972 Carol Lynn Farmer Waite Trust (the "1972 Carol Waite Trust"), 1972 Jeanne Anne Farmer Grossman Trust (the "1972 JAF Trust"), 1972 Richard Francis Farmer (the "1972 RAF Trust"), 1972 Roy F. Farmer Trust, 1972 Emily Marjorie Farmer Trust (the "1972 Emily Farmer Trust"), 1987 Roy F. Farmer Trust I, (the "1987 I Roy F. Farmer Trust"), 1987 Roy F. Farmer Trust II (the "1987 II Roy F. Farmer Trust"), 1987 Roy F. Farmer Trust III (the "1987 III Roy F. Farmer Trust"), 1987 Roy F. Farmer Trust IV, (the "1987 IV Roy F. Farmer Trust"), 1988 Roy F. Farmer Trust I, Farmer Insurance Trust (the "Farmer Insurance Trust"), 1984 Jonathan Michael Waite Trust (the "1984 Jonathan Trust"), The 2012 Waite Trust, 2012 Grossman Irrevocable Trust (the "2012 Grossman Trust"), Ms. Waite, Austin Waite, Emily Waite, Jonathan Michael Waite, Suzanna Waite, Scott Grossman, Brett Grossman, and Brynn Grossman.

As of the date hereof, the participants beneficially own 4,437,584 shares of common stock, $1.00 par value per share, of the Company (the "Common Stock"). As of the date hereof, Ms. Waite, directly owns beneficial owner of 3,832,964 shares of Common Stock, of which Ms. Waite holds (i) sole voting and dispositive power related to 1,355,236 shares and (ii) shared voting and dispositive power related to 2,477,728 shares of Common Stock. As of the date hereof, the Carol L. Waite Trust directly beneficially owns 937,250 shares of Common Stock. As of the date hereof, the JAF Trust directly beneficially owns 321,750 shares of Common Stock. As of the date hereof, the RAF Trust directly beneficially owns 321,750 shares of Common Stock. As of the date hereof, the Roy E. Trust directly beneficially owns 321,750 shares of Common Stock. As of the date hereof, the 1964 Carol Waite Trust directly beneficially owns 321,750 shares of Common Stock. As of the date hereof, the 1969 Roy E Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 JAF Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 RAF Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 Carol Waite Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 Roy F. Farmer Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1969 Emily Farmer Trust directly beneficially owns 77,960 shares of Common Stock. As of the date hereof, the 1972 Roy E Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 Carol Waite Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 JAF Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 RAF Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 Roy F. Farmer Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1972 Emily Farmer Trust directly beneficially owns 24,000 shares of Common Stock. As of the date hereof, the 1987 I Roy F. Farmer Trust directly beneficially owns 65,930 shares of Common Stock. As of the date hereof, the 1987 II Roy F. Farmer Trust directly beneficially owns 65,930 shares of Common Stock. As of the date hereof, the 1987 III Roy F. Farmer Trust directly beneficially owns 65,930 shares of Common Stock. As of the date hereof, the 1987 IV Roy F. Farmer Trust directly beneficially owns 65,930 shares of Common Stock. As of the date hereof, the 1988 Roy F. Farmer Trust I directly beneficially owns 6,060 shares of Common Stock. As of the date hereof, the Farmer Insurance Trust directly beneficially owns 303,158 shares of Common Stock. As of the date hereof, the 1984 Jonathan Trust directly beneficially owns 6,030 shares of Common Stock. As of the date hereof, the 2012 Grossman Trust directly beneficially owns 417,986 shares of Common Stock. As of the date hereof, the 2012 Waite Trust directly beneficially owns 340,000 shares of Common Stock. As of the date hereof, Austin Waite directly beneficially owns 50 shares of Common Stock. As of the date hereof, Emily Waite directly beneficially owns 50 shares of Common Stock. As of the date hereof, Jonathan Michael Waite, as the trustee for the 2012 Waite Trust, may be deemed to beneficially own the 340,000 shares of Common Stock owned by the 2012 Waite Trust. As of the date hereof, Suzanna Waite directly beneficially owns 500 shares of Common Stock. As of the date hereof, Scott Grossman directly beneficially owns 100 shares of Common Stock. As of the date hereof, Brett Grossman directly beneficially owns 100 shares of Common Stock. As of the date hereof, Brynn Grossman directly beneficially owns 100 shares of Common Stock. As of the date hereof, Mr. Mortensen, directly owns 6,392 shares of Common Stock. As of the date hereof, Mr. Samore does not directly or indirectly own any shares of Common Stock. As of the date hereof, Ms. Yousef does not directly or indirectly own any shares of Common Stock.